novozymes®

05011744

SUPPL

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

09/27/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press release no. 36 sent to the Copenhagen Stock Exchange in September, 2005 together with our shareholder magazime also issued in September.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

September 6, 2005

novozymes®

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 26, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Per Falholt	EVP and SCO	5/9-2005	Shares	- 1,500	483,000

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

Tobias Cornelius Bjorklund
Tel. (direct): +45 4442 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27


THE ZYMES

NOVOZYMES' SHAREHOLDER MAGAZINE · NO. 2 · SEPTEMBER 2005

Lower washing temperatures with Polarzyme®

Novozymes' new detergent enzyme Polarzyme is good news for consumers, detergent manufacturers and the environment alike.

Polarzyme, with its previously unheard-of ability to tackle difficult stains like grass at temperatures as low as 20°C, is opening up new market opportunities for Novozymes.

Launched in March 2005, the new enzyme attracted widespread media coverage – and with good reason: running washing machines at 30°C instead of 40°C will both cut our electricity bills and significantly reduce global energy consumption. Washing at lower temperatures is also kinder to clothes.

New markets

Having such an effective enzyme for washing at lower temperatures is opening up new markets beyond Europe and the USA. In many other parts of the world people cannot adjust the water temperature by turning a button – washing clothes in cold water is the only option for billions the world over.

Thanks to Polarzyme, the women on the riverbank will no longer need to rub and scrub as hard to get their laundry clean, and the water in the river will be spared from the chemicals which the enzyme replaces. In large parts of Asia even washing machines use only cold water, so Polarzyme's performance at low temperatures will be a strong selling point.

Polarzyme is an enzyme which attacks protein-based stains like grass and meat sauce, and follows last year's launch of Stainzyme®, which removes starch-based stains like spaghetti sauce, chocolate and jam. This means that we now have two detergent enzymes highly effective at low temperatures. ■



Kai Chuang Heng from Malaysia will be selling Polarzyme® to our customers in Southeast Asia. Here he shows how people in his sales area do their laundry in cold water from the river.

First-half share price performance

Novozymes' share price climbed around 10% during the first half of 2005, buoyed by a very bullish Danish stock market.

The KFX blue-chip index gained around 20% during the period. This was due partly to the takeover bids for Chr. Hansen and ISS, together with the knock-on effect these had on the stocks of other takeover candidates, and partly to the current very high levels of liquidity in the market.

The reasons why Novozymes' share price did not keep pace with the market as a whole at the beginning of the year included both this surge in the KFX index and Novozymes' expectations for growth in 2005 falling slightly short of the market's expectations and our long-term growth expectations of 8-9%. Towards the end of the second quarter Novozymes' share price rallied, thanks in part to improvements in the USD exchange rate. Share turnover was satisfactory, our stock being among the 11-12 most traded in Denmark. ■

Novozymes' B share in the first half of 2005


25
20
15
10
5
0
-5
Relative price growth, %
January
February
March
April
May
June
KFX index
Novozymes share
Peer group

novozymes®
Unlocking the magic of nature

Sharper focus on core business

Novozymes once again generated healthy bottom-line growth in the first half of 2005, even though it was a difficult period for two of our most important industries: detergents and animal feed.

Looking slightly further ahead it is exciting to see interest in biological solutions growing globally. In the USA people are talking about a new bio-based economy, while in Europe we are seeing growing political support for white biotechnology as the way forward towards a more sustainable world. White biotechnology has big potential for business development, whether turning biomass into fuels, producing bioplastics or substituting chemicals in production processes.

Investing in innovation

Industrial enzymes are a key element of white biotechnology, and Novozymes' leading position in industrial enzymes makes it well placed to be at the forefront of these exciting developments. We will be pursuing even more opportunities in the future, and we would love the business to grow even faster in our existing industries. In 2004 Novozymes achieved, for the first time, all of the long-term financial targets set at the time of the introduction on the Copenhagen Stock Exchange in 2000. As a result, the board decided to review our objectives. It has been decided to retain these long-term financial targets and further to use our financial strength to invest more in research and business development in enzymes and microorganisms. Thus the company expects to invest up to DKK 20 million extra in research and business development in the company's core business in the second half of 2005.

While investing further in our core business, we are continuing to develop business areas beyond enzymes, which will continue to attract up to 10% of our research resources. These new business areas have made good progress in the last year, and several of our projects are now sufficiently mature for us to be actively seeking partners to take them forward.

Steen Riisgaard,
President & CEO



With Lipozyme® fats can be given the right melting point without creating trans fats, which are found mainly in margarine, biscuits, cakes and French fries.



Doing battle with harmful trans fats

The USA is getting tougher on trans fats. From next January all foods must be labelled with their trans fat content – which is good news for sales of Novozymes' Lipozyme®.

If you want to avoid cardiovascular disease, cut down on your intake of trans fats. Nutrition experts have been saying it for years, and now the authorities in the USA are following up on this recommendation with new legislation. From January 1 all foods must have their content of trans fats stated on their label so that US shoppers can more easily reject biscuits and cakes containing these unhealthy fats.

Producing fats free from harmful trans fats is not actually a problem. Using Novozymes' prize-winning enzyme Lipozyme TL IM to give fats the desired melting point, instead of the conventional process of hydrogenation, completely avoids the formation of trans fats during the process.

"We expect the new legislation in the USA to result in increased interest in Lipozyme, which is the only enzyme on the market for vegetable fats and oils for food use," says Hans Christian Holm, marketing director for oils & fats. "The cost of treating fats with enzymes is no higher than with other methods, but the production machinery needs to be modified slightly. We hope that the new rules will persuade many producers to take the plunge and start using enzymes."

Environmental benefits recognised

There is a third method for hardening fats, namely chemicals. This method does not result in trans fats but has other drawbacks: unlike these chemicals, enzymes are environmentally friendly and also preserve natural flavours and other healthy substances.

In June Novozymes and Archer Daniels Midland Company (ADM) received a Presidential Green Chemistry Challenge Award from the US Environmental Protection Agency for the development of Lipozyme. ADM is the world's largest producer of fats, and with the help of Lipozyme the company has launched a range of oils and fats wholly or partially free from trans fats. It is the second time in four years that Novozymes has won one of these prestigious awards. ■

Trans fats

Trans fats are found naturally in small quantities in foods like milk and meat, but the bulk of the trans fats we consume come from industrially produced fats – such as the margarine in cakes and the deep-frying oils used for fast food.

Denmark is the only country in the world to have introduced limits on the content of industrially produced trans fats in foods – a maximum of two grams per 100 grams of fat. Similar legislation is on its way in Canada.

The US health authorities expect the new rules on labelling trans fats to cut the number of deaths from cardiovascular disease each year by 250-500 in the next three years.

Cleaner wastewater with fungi

Wastewater is one of the big environmental problems faced by the pulp & paper industry, among others. Novozymes is working on a solution using fungi.

Novozymes' solutions for treating wastewater have previously been based on bacteria, but now researchers have begun to look more closely at fungi, which have proved to be even more effective. The pulp & paper industry is one of many industries to have problems with wastewater. In this case it is because wood contains cellulose, which bacteria struggle to break down.

Novozymes' researchers have, as usual, turned to nature for help in finding a solution. The forest floor is home to countless fungi which secrete enzymes programmed to break down the cellulose in wood. It is these fungi that our researchers are now working with, and the first tests have had promising results. If this work is a success, the benefits are clear: the pulp & paper industry's wastewater will be both cleaner and cheaper to deal with. ■



Optimisation goes from strength to strength

At most companies optimisation is about one thing and one thing only: the industrial production process. But at Novozymes it also includes R&D. Our unique technology makes it possible to keep on getting better and better.

"Three more years" is what Novozymes promised investors back in 2003. Three years where improvements in production efficiency could keep the need to invest in new production facilities at bay even if demand for enzymes were to grow. And that is exactly what we have given them – and then some.

Minor miracles every day

Throughout the production chain, from work on the production organism to the finished product leaving the factory, dedicated employees have been performing minor miracles, using their understanding of microorganisms to get more – and more effective – enzymes out of our facilities. But these impressive improvements do, of course, beg one very obvious question. Can Novozymes just keep on getting better and better? The answer is that the improvements look set to continue for many years to come – the limits of what is possible are being pushed back all the time.

Optimising three parameters

It is possible because at Novozymes optimisation spans both research and production. In broad terms we can optimise three different parameters: the production organism, the production process and the enzyme itself.

Just as in nature, it is microorganisms which produce our enzymes. Advanced technology enables Novozymes' researchers to keep on improving our microorganisms so that they can produce more enzymes.

In the actual production process, where the microorganisms produce the enzymes in large steel tanks, the key factors include the equipment used, the regulation of temperature and pH, and the choice of raw materials. These raw materials are carbohydrates and proteins which the microorganisms need in order to multiply and produce enzymes.

Our researchers can also optimise the enzymes themselves to make them even more effective. This means that we can produce them in smaller amounts, which frees up tanks for use in the production of other enzymes. In principle this cycle can be repeated indefinitely.

Boosting the bottom line

Optimisation is very important for our business. It has enabled Novozymes to grow its sales by an average of 9% a year in local currency terms since its flotation in 2000 without having to make any significant investments in large factory facilities. ■



World optimisation champions! From left: TieZhong Cao, Jan Blaagaard, Rong Yu and QingYi Cui from Tianjin in China.

Everyday competition

Each year Novozymes' sites in China, Brazil and Denmark compete for a trophy for producing our big-sellers the most efficiently.

When it comes to our biggest products, even minor improvements in yields can be very important for Novozymes. Keen competition between our sites is ensured by having them learn from each other and copy each other's good ideas, so the result is always a close call.

"It's always good to have a little friendly competition," say the winners. "Efficiency is compared monthly, and now we're keeping our fingers crossed that we retain the trophy."



At Novozymes optimisation is about research and development as well as production.

Enzymes' green credentials documented

Studies quantify the environmental benefits of using enzymes and pave the way for broad acceptance of enzymes as a key contributor to a sustainable future.

Enzymes have the potential to be an important driver for sustainable development by reducing the consumption of water, energy and other resources in industrial production. This has now been proven with the help of lifecycle assessments (LCAs). Novozymes has been working with LCAs for over a year now and thrown up all kinds of interesting results.

The studies look at the environmental impact of enzymatic processes relative to traditional processes. They assess the overall impact of a product "from cradle to grave", so taking account of all environmental impacts from the production of the raw materials through to the enzyme returning to nature. So far LCAs have been performed for seven products, and they reveal that there are clear environmental benefits in using enzymes instead of traditional processes. Most of the studies have been carried out in conjunction with the Technical University of Denmark.

Tackling environmental problems in farming

One of the enzymes to have undergone an LCA is phytase, an enzyme which increases the nutritional value of animal feed and improves the animals' uptake of phosphorus. This means, for example, that pigs excrete less phosphorus in their manure, which is good news for the environment. The LCA looked at the leaching of nutrient salts, which results in the eutrophication of lakes and watercourses; emissions of sulphur compounds, which cause acid rain; emissions of greenhouse gases, which cause global warming; and smog formation.

In all four cases it is better to add phytase to feed than phosphorus. In fact agricultural discharges of phosphorus into the environment would be cut by 25% if all pigs were fed phytase. For pig production in Denmark alone this corresponds to a reduction equivalent to the phosphate pollution from some 200,000 people. ■

If all pigs had phytase in their feed, it would cut agricultural discharges of phosphorus into the environment by 25%. Two-thirds of Danish pigs now have phytase in their feed, so things are moving in the right direction.





Novozymes' employees are working on developing new enzymes which will bring growth in detergent enzymes.

New challenges for detergent enzymes

Detergent manufacturers are presenting Novozymes with new challenges. Growth needs to come from new products, new markets and a higher proportion of enzymes in detergents.

Growth in sales of enzymes for biological detergents presents a challenge because detergent manufacturers are coming under pressure on several fronts.

On the one hand, ever higher oil prices have caused the price of surfactants to rocket. Since surfactants are among the main ingredients of a detergent, this has pushed up manufacturers' costs.

On the other hand, they are encountering price pressure from the burgeoning retail chains, fierce competition from other detergent manufacturers, and consumers who are more interested in price than brand loyalty.

"And when the soapers come under pressure, they generally take it out on us," explains Anders Lund, marketing director for detergents.

Strategy and market expectations unchanged

Novozymes supplies enzymes to virtually every detergent manufacturer. After a couple of years of flat growth, we expect to see slight positive growth in 2005 despite difficult market conditions.

Since 2003 the overall market for detergent enzymes has stagnated. Novozymes has nevertheless gained ground, increasing its market share during the period in the face of stiff competition. Given its strong product portfolio and pipeline, Novozymes' long-term expectations for this market are unchanged. It also has a strategy of supplying an increasing proportion of the ingredients in detergents.

New products fuel growth

In recent years our product range has been strengthened with several new products, the most important being Polarzyme® and Stainzyme®. But there is still room for growth.

Enzymes replace other ingredients

At present enzymes account for around 5% of detergent manufacturers' raw material expenses. Novozymes is looking to increase this figure by developing enzymes that can replace some of the surfactants which currently make up 30-40% of these costs.

"The pressure which is having a negative effect on us in the short term may therefore lead to further innovations and opportunities to conquer new markets in the longer term," says Anders Lund. ■

Fill up with farm waste

Novozymes has met the target of the biomass project after four years of research. The cost of enzymes is now 30 times lower than when the project began, bringing large-scale production of fuel ethanol from agricultural waste an important step closer.

In conjunction with the National Renewable Energy Laboratory (NREL) and with financial backing from the US Department of Energy, Novozymes has spent the last four years bringing down the cost of enzymes for turning biomass into ethanol. In April this year Novozymes completed its part of the project, and the final outcome was a 30-fold reduction in enzyme costs. At the beginning of 2001 the enzymes needed to produce a gallon of fuel cost more than five dollars; now the cost has been cut to just 10-18 cents per gallon. So enzyme costs are no longer the greatest barrier.

Nevertheless there is still some way to go before we can fill up our cars with fuel ethanol from agricultural waste. For example, the enzyme technology needs to be fine-tuned, a system for collecting the biomass needs to be set up, and the current fermentation organisms need to be optimised. There are also still technical hurdles in the pretreatment of the biomass, and a financial incentive is needed for ethanol producers to invest in facilities which use biomass rather than corn (maize) starch as their raw material.

Abengoa Bioenergy, one of the biggest producers of ethanol in Europe and the USA, plans to begin testing Novozymes' enzyme solutions in a pilot plant in 2006 in order to confirm the technology's performance.

The cost of enzymes is now so low that even plant waste can be turned into bioethanol.



Major potential

Fuels produced from biomass have major potential and may eventually replace the oil-based fuels on which the world now relies. While the fuel ethanol produced today is typically derived from corn, sugar cane and other starch-rich products, biomass consists, broadly speaking, of the rest of the plant, which cannot normally be sold. Novozymes' tests used leaves and stems from corn plants, but there are also plenty of other options – biomass is the most prevalent organic material on the planet.

The enzymes work by breaking down this biomass into sugars, which can be fermented into ethanol (i.e. alcohol). This CO_2-neutral fuel can then be poured into fuel tanks either neat or mixed with gasoline.

Novozymes already supplies enzymes for corn-based ethanol production. The world's biggest producer of fuel ethanol from corn is currently the USA, where production has grown rapidly in recent years to 3.5 billion gallons in 2004. And by 2012 this figure is to increase to 7.5 billion gallons, driven by environmental legislation and political incentives for more sustainable energy sources. ■

White biotech on the agenda

With Steen Riisgaard as an avid proponent, politicians are beginning to open their eyes to biological solutions. The codeword is white biotechnology.

In recent years Novozymes' CEO Steen Riisgaard has frequently taken to the podium to drum up political support for biological solutions at both Danish and international level. And many politicians have taken his message on board. The EU has put work on creating a cleaner environment high up on the political agenda. At their meeting in Brussels in March Europe's environment ministers agreed that it is important to promote work on environmental innovations and technologies intensively, and white biotechnology has been hailed as an important technology for achieving sustainable development.

The European Association for Bioindustries has created a classification system for the industry which consists of three colour-coded categories: red, green and white. These three colours represent a major step forward in highlighting the sheer breadth of biotechnology.

"It's simply too difficult for consumers to differentiate between the various uses of biotechnology, because everything gets tarred with the same brush," he says. "We've been talking about biotechnology in general terms for 20 years, but now the time has come to go one step further and make the debate more informed – which is where these three colours come in."

Red, green and white

Red biotechnology is that used in the pharmaceutical field. Green biotechnology is about genetically modified crops like sugar beet, corn (maize) and oilseed rape. White biotechnology, also known as industrial biotechnology, is in many ways virtually synonymous with enzymes given that they are almost always involved. White biotechnology replaces traditional chemical processes with less polluting alternatives, uses renewable raw materials (such as plants, which, unlike oil, can always be replaced with new plants), and involves the contained use of gene technology.

Debate could bring more business

Anna Lise Grandjean Mortensen, vice president of Stakeholder Communications & Sustainability Development, agrees with Steen Riisgaard that there is a real need for political support if biotechnology is to get out of the black hole it still seems to be in: "All too often the industry is associated with problems. We need to help change this picture. We need to tell the world about the many benefits of white biotechnology so as to get people to appreciate the different types of biotechnology and help make the debate objective and informed. If we get this right, it could also bring us more business." ■



Vice president of Stakeholder Communications & Sustainability Development Anna Lise Grandjean Mortensen says that white biotechnology is the key to more sustainable development.



[illegible]

White biotech benefits environment and business alike

White biotechnology can help to solve some important and growing problems, including pollution, climate change due to CO_2 emissions, and, not least, the consumption of oil and oil-based chemicals.

The targets of the Kyoto Protocol are ambitious. Denmark is to cut its CO_2 emissions by 21% by 2012, corresponding to [illegible] million tons a year. This seems to be asking a lot, but it can be done, so paving the way for a future of green industries and green products.

Let me take an example. We [illegible] wash our clothes in washing machines, which consume energy and pollute the environment. The enzymes in biological detergents not only replace environmentally hazardous chemicals but also enable us to wash at lower temperatures – in fact enzymes can get things clean at just 30°C. The result is lower energy consumption, as the water no longer needs to be heated to the usual 40°C, so substantially reducing CO_2 emissions.

If all consumers in the EU used detergents that work at 30°C rather than 40°C, this would cut CO_2 emissions by 13 million tons a year – the same as the total reduction to which Denmark is committed under the Kyoto protocol – and cut their electricity bills. □

A taste for red wine

Rose-Marie Canal works among the grapevines of the Bordeaux region where Novozymes has a small winery used to test enzymes for wine production.

Novozymes' winery tests enzymes, yeasts and bacteria in the production of wine: "We have entered into the phase in which we need to demonstrate the performance of our enzymes under winery conditions," explains Rose-Marie Canal.

"You can't do that in a laboratory, so we've opened the Wine Experimental Cellar in collaboration with our partner Lamothe-Abiet where we can integrate the use of enzymes with knowledge of the wine production process."

The main use of enzymes in the wine industry is in extracting as much juice as possible from the grapes. Our experiments in the Experimental Cellar show that they can also get more colour and more tannins out of the grapes. The aim of all this is to produce a wine of high quality, something which is in ever greater demand. The first bottles were laid down in the cellar in 2004 and have been tasted by experts. Their conclusion is clear: better aroma, better flavour and better structure. Now we must wait and see whether the wine also keeps for longer.

The grapes are sourced from a local vineyard. So far Novozymes has experimented with Merlot and Cabernet Sauvignon. ■

Key figures	1H 2005 DKK m	1H 2004 DKK m	% change
Net turnover	3,037	2,961	3
Operating profit	597	520	15
Net financials	-8	-50	–
Profit before tax	589	470	25
Net profit	440	350	26
Operating profit margin	19.7%	17.6%	–

Very satisfactory earnings in the first half

Continued productivity improvements have helped to consolidate earnings. The profit outlook for the year is being adjusted upwards, and the share buy-back programme for 2005 is being increased by DKK 200 million to DKK 850 million.

Net turnover in the first half of 2005 was DKK 3,037 million, equivalent to an increase of approx. 3% compared with the first half of 2004. Calculated in local currencies, growth was just under 5%. Sales of enzymes rose by 3%, while sales of microorganisms were 5% lower than in the same period of 2004. Operating profit rose by 15% to DKK 597 million from DKK 520 million in 2004, DKK 583 million of which relates to enzymes and DKK 14 million to microorganisms. The operating profit margin rose to 19.7%, compared with 17.6% in 2004. Profit before tax rose by 25% to DKK 589 million from DKK 470 million. Net financial costs were DKK 8 million, compared with DKK 50 million in 2004. Net profit rose by 26% to DKK 440 million from DKK 350 million. Earnings per share (diluted) were DKK 6.5, an increase of 30% compared with the first half of 2004. Free cash flow rose by 39% to DKK 480 million, compared with DKK 346 million in 2004, leaving aside the positive effect of a one-off item worth DKK 131 million in 2004.

In the environmental area, satisfactory results have been achieved for water and energy utilisation, with improvements of 9% and 4% respectively. Initiatives outside the enzymes and microorganisms areas continue to show good progress.

Outlook for 2005 adjusted upwards

The outlook for growth in net profit is being adjusted upwards from around 5% to 9-10%. Assuming no change in exchange rates, the outlook for sales in DKK is being increased to around 5-6%, while the outlook for growth in local currencies is being changed from 6-7% to around 5%. The outlook for growth in operating profit is being adjusted upwards from just under 6% to just over 8%. Free cash flow is expected to increase from DKK 750-850 million to DKK 800-900 million. Share buy-backs in 2005 are to be increased by DKK 200 million to a total of DKK 850 million.

Novozymes around the world


USA
636 employees
Franklinton: research and production
Davis: research
Salem: research and production
Salem
Davis
Franklinton
Mexico, Col. San Martin
Xochinahuac, Del. Azcapotzalco
South America
165 employees
Araucária, Brazil: production
Brazil, Araucária
Netherlands
UK
Spain

Novozymes has more than 4,000 employees in 39 companies around the world, including some 2,100 in Denmark. 20% work in research and development, 32% in sales, marketing and administration, and 48% in the production of enzymes and microorganisms.

Excellent growth rates in the fuel ethanol, textile and starch industries



½05
1,789
½04
1,760

Overall, sales of **technical enzymes** rose by 2% in the first half of 2005, compared with the same period of last year. Sales of detergent enzymes were 4% lower in the first half of 2005 than in the same period of 2004, which is partly due to the negative effect of exchange rate movements. The primary reason, however, is that detergent manufacturers remain under pressure as a result of rising raw material prices. Growth in sales of **other technical enzymes** remains very satisfactory. Sales rose by 9% in DKK, and more in local currencies. Sales of enzymes for the production of fuel ethanol are showing very high rates of growth. Sales of enzymes to both the textile and starch industries are also showing high rates of growth.

Further growth in sales of enzymes for bread



Food enzymes (DKK m)
½05
752
½04
695
0
200
400
600
800

Sales of **food enzymes** rose by 8% in DKK and more than 10% in local currencies in the first half of 2005, compared with the same period of 2004. Sales to the baking industry are growing healthily, although some of this growth appears to relate to stockbuilding. Sales of other enzymes to the food industry are also showing healthy rates of growth, with the exception of sales to the brewing industry, which were slightly lower than in 2004.

Lower growth rates for feed enzymes



Feed enzymes (DKK m)
½05
340
½04
342
0
100
200
300
400

Sales of **feed enzymes** in the first half of 2005 were 1% lower than in the same period of 2004. Calculated in local currencies, sales rose by 2%. Growth in sales of enzymes within the phytase product group is moderate, as expected, while sales of enzymes for plant proteins were lower in the first half of 2005, particularly in Latin America.

Increased geographical distribution of sales of microorganisms



Microorganisms (DKK m)
½05
156
½04
164
0
50
100
150
200

Sales of **microorganisms** in the first half of 2005 were 5% lower measured in DKK and 1% lower measured in local currencies than in the first half of 2004. The geographical distribution of sales is increasing, and sales outside the USA are showing healthy rates of growth. The lower level of sales in the first half of 2005 can mainly be attributed to North America and to the institutional and household cleaning segment. ■



Sweden
77 employees
Lund: production
2,156 employees
Kalundborg: production
Bagsværd: research and production
Fuglebakken: production
Austria
witzerland
Italy
Turkey
China
627 employees
Beijing: research
Tianjin: production
Hongda: production
Beijing
Tianjin
Japan, Chiba-shi
Hongda
Japan
60 employees
Chiba-shi: research
India, Bangalore
Malaysia, Kuala Lumpur
Singapore
South Africa, Sogton, Johannesburg
Australia, North Rocks

Our business areas – in brief

Technical enzymes

Novozymes' enzymes for the technical industries include enzymes for detergents, conversion of starch into various sugars within the starch and fuel ethanol industries, and a long series of applications within the textile, leather, forest products and other industries.

Key figures

- Share of group turnover: 59%
- 5-year average growth rate (CAGR): 2%
- Market share: 45-50%
- Expected long-term annual sales growth: approx. 5% in local currencies.

Major competitor: Danisco/Genencor

Feed enzymes

Adding enzymes to animal feed increases the nutritional value of the feed and improves the animals' uptake of phosphorus. This means that pigs, for example, excrete less phosphorus via manure, which benefits the environment.

Key figures

- Share of group turnover: 11%
- 5-year average growth rate (CAGR): 25%
- Market share: 45-50%
- Expected long-term annual sales growth: 10-20% in local currencies.

Major competitors: BASF, Danisco

Food enzymes

Enzymes enhance the quality or the manufacturing process in the production of foods such as bread, wine, fruit juice, beer, noodles, alcohol and pasta.

Key figures

- Share of group turnover: 25%
- 5-year average growth rate (CAGR): 8%
- Market share: 30-35%
- Expected long-term annual sales growth: 10-15% in local currencies.

Major competitors:
DSM, Danisco, AB Enzymes

Microorganisms

Novozymes' microorganisms are used in industrial wastewater treatment and to clean surfaces such as carpets, waste pipes and septic tanks. Novozymes' microorganisms also function as natural growth promoters for plants and lawns.

Key figures

- Share of group turnover: 5%
- Market share: approx. 50%
- Expected long-term annual sales growth: approx. 10% in local currencies.

Major competitors:
a number of small companies

Percentage breakdown of sales



Other technical enzymes 26%
1%
Microorganisms 5%

World leader in enzymes

Novozymes assesses that the value of the world market for industrial enzymes is approx. DKK 12.8 billion. The estimated market shares are:



Danisco/Genencor (Denmark) 22%
BASF (Germany) 5%
DSM (Holland) 5%

Financial calendar

October 27, 2005: Group financial statement for the first nine months of 2005
January 24, 2006: Group financial statement for 2005

Bill Clinton and Steen Riisgaard share podium

The audience was dotted with politicians and business leaders when Novozymes' CEO Steen Riisgaard, former US president Bill Clinton and Copenhagen University's vice chancellor Linda Nielsen presented their views on globalisation in Copenhagen on May 17.

Steen Riisgaard was invited to speak on how Danish companies stand to benefit from the world growing smaller and smaller. Using Novozymes as an example, he urged everyone to embrace the challenges and opportunities thrown up by globalisation. It is no use sitting back and waiting for the whole thing to blow over, he told the audience of around 1,000 people.



Bill Clinton and Steen Riisgaard both spoke at a conference looking at globalisation.

The Zymes is published by Novozymes A/S and distributed to shareholders, the press, business connections, etc. in English and Danish. **Print run:** 33,000 Danish and 3,000 English. **Named publisher:** Lene Aaboe. **Editors & text:** Annegrethe Jakobsen, Niels Eldrup Meidahl and Jesper Kildebogaard. **Graphic design:** Quote Grafik. **Production:** Gramstrup Design **Print:** Salogruppen A/S. **Photo:** Henrik Clifford Jacobsen, Piotr & Co., Lim Hoch Seng, Jesper Ludvigsen and FOCI Images. **Translation & proofreading:** Borella projects. **Copyright:** Publisher. Reproduction only by agreement with the publisher. **Address:** Novozymes A/S, Krogshøjvej 36, 2880 Bagsværd, Denmark. Tel. +45 8824 9999. Fax +45 8824 9998. **E-mail:** thezymes@novozymes.com. No. 2005-25343-01.